4
1
<SROS>NASD
<REPORTING-OWNER>
  0001186404
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Sybase, Inc.
  0000768262
  <IRS-NUMBER>94-2951005
</SUBJECT-COMPANY>
<PERIOD>02/27/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Miles, Eric L
   One Sybase Drive


   Dublin, CA  94568-7902
2. Issuer Name and Ticker or Trading Symbol
   Sybase, Inc. (SYBS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   2/27/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr VP & GM - BID
   A02
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  02/27/03    M        10,760        A  $6.8750                     D  Direct
Common Stock                                  02/27/03    S        10,760        D  $14.2993                    D  Direct
Common Stock                                  02/27/03    M        15,036        A  $6.8750                     D  Direct
Common Stock                                  02/27/03    S        15,036        D  $14.2993                    D  Direct
Common Stock                                  02/27/03    M        9,404         A  $6.8750                     D  Direct
Common Stock                                  02/27/03    S        9,404         D  $14.2993                    D  Direct
Common Stock                                  02/27/03    M        14,800        A  $9.4375                     D  Direct
Common Stock                                  02/27/03    S        14,800        D  $14.2993     12,637         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (right to buy)    $6.8750         02/27/03       M                          10,760           04/05/99 (1) 12/10/07
Stock Option (right to buy)    $6.8750         02/27/03       M                          15,036           04/05/99 (1) 12/10/07
Stock Option (right to buy)    $6.8750         02/27/03       M                          9,404            04/05/99 (1) 02/18/08
Stock Option (right to buy)    $9.4375         02/27/03       M                          14,800           08/03/99 (2) 02/03/09

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (right to buy)    02/27/03  Common Stock                   10,760        $14.2993                  D   Direct
Stock Option (right to buy)    02/27/03  Common Stock                   15,036        $14.2993    0             D   Direct
Stock Option (right to buy)    02/27/03  Common Stock                   9,404         $14.2993    0             D   Direct
Stock Option (right to buy)    02/27/03  Common Stock                   14,800        $14.2993    5,200         D   Direct

Explanation of Responses:

(1)
The option to purchase shares of common stock vests partially on the indicated date, with the balance vesting at a rate of 1/48th of the shares originally granted under such option on each subsequent monthly anniversary.
(2)
The option to purchase shares of common stock first vests on the date indicated above as to 1/8th of the total shares originally gra nted under such option and at a rate of 1/48th of the total shares for each subsequent monthly anniversary.

SIGNATURE OF REPORTING PERSON
/S/ By: Julie A Loosli, Attorney-in-Fact
    For: Eric L Miles
DATE 02/28/03